PROXY LITE MESSAGE DRAFT SAMPLE:
Diamond Hill

“Hi, this is Tom Line,

I am the President of the Diamond Hill High Yield Fund.  I am calling you about the Special Meeting of Shareholders scheduled for June 11th that was adjourned until June 29th because we have not yet received enough votes to move forward with the proposal. This adjournment will provide shareholders with additional time to cast their important proxy votes.
You should have received proxy information related to the meeting.  That package included instructions on how you can easily vote your shares over the phone or online. We ask that you vote as soon as possible. When you vote promptly, it will help us avoid sending you the materials again or calling to request your vote.
You vote is very important. We need your participation.
Your vote is needed and valued regardless of the number of shares that you own. Please vote promptly by pressing 1 at any time to be connected with a proxy specialist.  If this message was recorded on your voice mail, please call 866-620-0630 to vote your shares.

Thank you for your time and most importantly, thank you for your vote.”

Diamond Hill High Yield Fund

** YOUR VOTE MATTERS **

We are sorry for the multiple forms of outreach you may have been receiving from us. However, due to the lack of shareholder participation, the special meeting of shareholders of Diamond Hill High Yield Fund has been adjourned to June 29, 2021. Our records indicate that we have still not received your important proxy vote.
Although the response of our shareholders who have voted has been positive, if you have not yet voted, we need your vote. Failure to secure sufficient votes for the reorganization could delay the important business of the Funds.

If you have any questions or would like to vote, please call the number listed below:
1-866-620-0630
Please vote before June 29, 2021.

             Vote by Internet Call

Visit the Website noted on your proxy card and enter the control number that appears on the proxy card. Follow the on-screen prompts to vote.
Call the phone number above Monday through Friday, 9:30am until 10pm, Eastern time to speak with a proxy specialist.
OR
Call the toll free touch-tone phone number listed on your proxy card. Have your proxy card with control number available. Follow the touch-tone prompts to vote.